Exhibit 21

                         Subsidiaries of the Registrant

The two subsidiaries of the Registrant are Victory State Bank, which is chartered under the laws of the State of New York and which does business under the name Victory State Bank, and VSB Capital Trust I, a trust organized under Delaware Law.